Exhibit 12

Rayonier Advanced Materials Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratio of Earning to Fixed Charges and Preferred Stock Dividends
(in thousands of dollars, except ratios)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$344,695	$112,601	$82,864	$40,471	$288,915
Add:
Fixed charges	40,692	35,574	38,311	22,697	6,302
Amortization of capitalized interest	1,138	1,138	1,111	1,037	1,208
Less:
Capitalized interest	—	(752)	(1,281)	(117)	(6,144)
Earnings as defined	$386,525	$148,561	$121,005	$64,088	$290,281

Fixed Charges:
Interest expense and amortization of debt expense	$40,447	$34,627	$36,869	$22,378	$—
Capitalized interest	—	752	1,281	117	6,144
Interest factor attributable to rental expense	245	195	161	202	158
Total fixed Charges	$40,692	$35,574	$38,311	$22,697	$6,302

Preferred stock dividend	13,800	5,404	—	—	—
Total fixed charges and preferred stock dividend	$54,492	$40,978	$38,311	$22,697	$6,302

Ratio of earnings to fixed charges	9.50	4.18	3.16	2.82	46.06

Ratio of earnings to fixed charges and preferred stock dividend	7.09	3.63	3.16	2.82	46.06
For periods prior to the Separation, Rayonier's interest expense on general corporate debt was not allocated to the Company. The property, plant and equipment balance for the Company includes previously capitalized interest for periods prior to the Separation.